

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2013

<u>Via E-mail</u>
Mr. Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Second Floor
Costa Mesa, California 92626

Re: **Pacific Premier Bancorp, Inc.**
    Amendment Number Three to Registration Statement on Form S-4
    Filed January 25, 2013
    File No. 333-184876

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>Cover Page</u>

1. We note that you have indicated, by checking the boxes, that you are both an "Accelerated Filer" and a "Smaller reporting company." Please disclose that you are transitioning from a smaller reporting company to an accelerated filer and that you are entitled to rely on the disclosure provisions applicable to smaller reporting companies until the filing of your Report on Form 10-Q for the quarter ended March 31, 2013.

Summary, page 4

2. We acknowledge your response to comment one of our letter to you dated January 18,
    2013. We note that several of the numbers in the tables entitled "Selected Unaudited
    Pro Forma Combined Consolidated Data" on pages 22-24 and "Unaudited
    Comparative Per Share Data" on pages 25-27 relating to per common share data
    appear to be materially incorrect. They fail to account for the impact of your recent
    offering which increased the number of your outstanding shares of common stock by
    approximately one third and therefore should have decreased your earnings per share
    accordingly. Similar errors are in the section entitled "Unaudited Pro Forma
    Combined Consolidated Financial Data" beginning on page 125. Please correct this
    data and confirm in your response letter that all of the pro forma data is accurate.

Unaudited Pro Forma Combined Consolidated Financial Data, page 125

3. Please refer to the revisions made in response to comment 4 of our January 18, 2013
    letter and revise here and throughout the document to delete the pro forma
    presentation of historical Pacific Premier combined with historical FAB (pro forma
    combined with FAB) as this combination is not possible since the offering has closed
    and permanently affected the company's financial statements. Alternatively, tell us
    and revise to clarify what the intention of this presentation is and why you believe it
    is not potentially misleading.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director